United States securities and exchange commission logo





                              August 27, 2021

       Jonathan Ricker
       Chief Executive Officer
       Mass Megawatts Wind Power, Inc.
       100 Boston Turnpike, Ste. J9B #290
       Shrewsbury, MA 01545

                                                        Re: Mass Megawatts Wind
Power, Inc
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed August 19,
2021
                                                            File No 024-11586

       Dear Mr. Ricker:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No 1 to Offering Statement on Form 1-A

       Exhibits

   1. We note your disclosure on page 31 that as of August 18, 2021, you had 130,764,579 common shares issued
and outstanding and 158,000,000 common shares authorized.
                                                        However, the articles
of incorporation you filed as Exhibit 2.1 state that you only are authorized to issue
200,000 common shares. Please explain this discrepancy.
              You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her
       absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.




                              Sincerely,
 Jonathan Ricker
Mass Megawatts Wind Power, Inc.
August 27, 2021
Page 2

FirstName LastNameJonathan Ricker
                                               Division of Corporation Finance
Comapany NameMass Megawatts Wind Power, Inc.
                                               Office of Energy &
Transportation
August 27, 2021 Page 2
cc:       Jonathan Ricker
FirstName LastName